  EXHIBIT 99.1

September 13, 2019	Trading Symbol: TSX Venture – CLH

Coral Comments on Stock Promotion Flag by OTC Markets

Coral Gold Resources Ltd. (TSX-V – CLH; “Coral” or the “Company”) has been made aware that the OTC Markets Group Inc. has updated Coral’s profile page with a stock promotion flag. Following notice of the updated profile, the OTC Markets supplied to the Company with examples of articles purportedly published by certain promotional entities named National Inflation Association (“NIA”), and MJ Capital, LLC and PennyStockLocks, LLC (“MJ”). Coral has no relationship with NIA and MJ and has never communicated with or engaged these groups to provide any services or promotion.

Coral does not endorse views or positions made by unauthorized third parties, including those of NIA and MJ newsletter writers, bloggers or social media users. It maintains its filings regarding its financial position, status of operations and material changes as required by applicable Canadian securities regulators. Coral encourages those interested in Coral to rely solely on information included in its press releases, combined with its filings and disclosures made with Canadian securities authorities on SEDAR. The Company refers investors and investment advisers to those materials to assess the suitability of investing in its company. Any investor or investment adviser seeking to verify whether a publication was disseminated by Coral can e-mail ir@coralgold.com.

About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company operating in Nevada, where it has explored one of the world’s richest gold districts for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Nevada Gold Mines’ Robertson Property in Nevada. The Company also holds a portfolio of strategically-located exploration projects near Nevada Gold Mine’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Coral remains debt free with a strong balance sheet. Our overall objective is to generate long-term wealth for shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin,

President & Chief Executive Officer

Coral Gold Resources Ltd.

NEITHER THE TSX VENTURE EXCHANGE, NOR ITS REGULATION SERVICE PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.